Exhibit 99.4

News Release

CONTACT:	KATHLEEN P. PEPSKI	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Releases Expectations For Second Quarter 2001

June 7, 2001 – Minneapolis, Minnesota, USA – BMC Industries, Inc. commented today that both of its businesses continue to be impacted by the slowing global economy and by external market factors similar to those affecting the businesses in the first quarter 2001.  As a result, financial results for the second quarter 2001 will be negatively affected.

The Buckbee-Mears group is experiencing significant pricing pressure in its computer monitor mask business as a result of continuing weakness in worldwide demand for computer monitors.  In addition, the group is projecting a decline in demand for television masks, particularly jumbo-size television masks, for the second quarter 2001.  The group attributes the drop in demand to a build-up of excess inventory at several picture tube customers.  It is currently anticipated that television mask demand will rebound after this excess inventory position is corrected.  Micro-Technology sales and earnings also remain sluggish as its customers continue to react to slowed economic conditions.

The Optical Products group’s results continue to be negatively impacted by a flat domestic ophthalmic lens market and the following unanticipated factors: temporary SunSport™ product supply constraints and delays in a major customer’s conversion to a new product line hindering second quarter SunSport™ sales; accelerated erosion of the domestic glass market; polycarbonate sales growth inhibited by capacity issues (in the process of being addressed and therefore believed to be temporary) in certain product lines; and unplanned distribution costs attributable to the consolidation of depots and to backorder freight expense caused by the above-described polycarbonate capacity issues.  This group’s results will also be negatively impacted by increases in selling and administrative expenses as the group has added infrastructure to support expansion and sales growth initiatives, with the offsetting revenue growth expected to be realized in future quarters.  Finally, while polycarbonate and glass product cost reduction efforts continue to proceed as planned, the full impact of these initiatives will be delayed and will grow progressively over the course of the year due to average product costing methodology.

“We are finding the second quarter business environment to be more difficult than expected for both of our operations,” said BMC Chairman and Chief Executive Officer Paul B. Burke.  “While we are taking aggressive action to respond to these difficult conditions, we will protect the Vision-Ease sales and distribution infrastructure we have been in the process of building as we expect these capacity issues to be resolved in the short term.  We continue to see tremendous growth potential in this business and we are working to resolve the capacity issues in order to be in a position to capitalize on that potential when market conditions improve.”

Due to the conditions outlined earlier, BMC expects to report consolidated revenues of approximately $80 to $85 million for the second quarter 2001.  Revenues in the second quarter of 2000 were $94.2 million.  As a result of the sales shortfall and the Vision-Ease costs mentioned earlier, BMC expects to report diluted earnings per share in the range of $0.09 to $0.12 for the second quarter of 2001.  The Company earned $0.20 per diluted share in second quarter 2000.  The Company continues to reassess its outlook for the last half of 2001 and will address its forecast for the remainder of the year with its second quarter earnings release in July.

This news release contains various “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements.  Forward-Looking Statements may be identified by the use of words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “predicts”, and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those projected, including, among others, ability to resolve capacity constraints in the Optical Products group, rebound in demand for televisions, computer monitors and ophthalmic lenses; further aperture mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; slowdown in growth of high-end lens products; rising raw material and chemical costs; ability to improve operating and manufacturing efficiencies; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group’s initiatives in strategic polycarbonate marketing and manufacturing sourcing; ability to gain market share of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown in growth for Micro-Technology products; ability to diversify Micro-Technology customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.  Certain of these and other risks and uncertainties are discussed in further detail in BMC’s Annual Report and Form 10-K for the year ended December 31, 2000 and other documents filed with the Securities and Exchange Commission.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks.  The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol “BMM.”  For more information about BMC Industries, Inc., visit the Company’s Web site at www.bmcind.com.